Exhibit 99.1

Interim Condensed Consolidated Financial Statements of Alithya Group inc. For the three months ended June 30, 2019 and 2018 (unaudited)

Alithya Group inc. – Interim Condensed Consolidated Financial Statements for the three months ended June 30, 2019 and 2018	| i

Interim Condensed Consolidated Statements of Operations

		For the three months ended June 30,
(in thousands of Canadian dollars, except per share data) (unaudited)		2019	2018
	Notes	$	$
Revenues		72,218	41,574
Cost of revenues		51,041	32,718
Gross margin		21,177	8,856

Operating expenses
Selling, general and administrative expenses	7	18,927	8,066
Business acquisition and integration costs		674	1,015
Depreciation	7	786	221
Amortization of intangibles		2,551	1,495
Foreign exchange		54	32
		22,992	10,829
Operating loss		(1,815)	(1,973)
Financial expenses	8	621	532
Loss before income taxes		(2,436)	(2,505)
Income tax expense (recovery)
Current		38	680
Deferred		(927)	(989)
		(889)	(309)
Net loss		(1,547)	(2,196)
Basic and diluted loss per share	6	(0.03)	(0.06)

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Alithya Group inc. – Interim Condensed Consolidated Financial Statements for the three months ended June 30, 2019 and 2018	| 1

Interim Condensed Consolidated Statements of Financial Position

As at		June 30,	March 31,
(in thousands of Canadian dollars) (unaudited)		2019	2019
	Notes	$	$
Assets
Current assets
Cash		11,160	12,801
Short-term deposits		1,326	1,324
Accounts receivable and other receivables		67,648	67,146
Income taxes receivable		1,301	1,217
Unbilled revenue		5,956	7,583
Tax credits receivable		5,904	5,829
Prepaid		3,415	3,166
		96,710	99,066
Non-current assets
Restricted cash		2,176	2,165
Income taxes receivable		620	632
Tax credits receivable		3,575	2,536
Property and equipment		2,782	2,339
Right-of-use assets	3	5,941	-
Intangibles		44,320	47,551
Deferred tax assets		4,292	2,946
Goodwill		78,735	79,634
		239,151	236,869

Liabilities and Shareholders' Equity
Current liabilities
Accounts payable and accrued liabilities		51,645	48,935
Deferred revenue		6,380	5,998
Current portion of lease liabilities	3	1,635	-
Current portion of long-term debt		1,000	1,000
		60,660	55,933
Non-current liabilities
Long-term debt		22,921	27,305
Lease liabilities	3	4,522	-
Deferred lease inducements		-	159
Deferred tax liabilities		2,411	2,016
		90,514	85,413
Shareholders' equity
Share capital	4	186,979	186,861
Deficit		(40,660)	(39,113)
Accumulated other comprehensive income		(46)	1,469
Contributed surplus		2,364	2,239
		148,637	151,456
		239,151	236,869

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Alithya Group inc. – Interim Condensed Consolidated Financial Statements for the three months ended June 30, 2019 and 2018	| 2

Interim Condensed Consolidated Statements of Changes in Shareholders’ Equity

For the three months ended June 30

(in thousands of Canadian dollars, except share data) (unaudited)

	Notes	Shares outstanding	Share capital	Deficit	Accumulated other comprehensive income (loss)	Contributed surplus	Total
		Number	$	$	$	$	$
Balance as at March 31, 2019		55,665,476	186,861	(39,113)	1,469	2,239	151,456
Net loss		-	-	(1,547)	-	-	(1,547)
Cumulative translation adjustment on consolidation of foreign subsidiaries		-	-	-	(1,515)	-	(1,515)
Total comprehensive income (loss)		-	-	(1,547)	(1,515)	-	(3,062)
Share-based compensation	4	-	-	-	-	128	128
Issuance of Subordinate Voting Shares from exercise of stock options	4	4,411	16	-	-	(3)	13
Share-based compensation on shares vested during the period, issued on business acquisitions	4	-	102	-	-	-	102
Total contributions by, and distributions to, shareholders		4,411	118	-	-	125	243
Balance as at June 30, 2019		55,669,887	186,979	(40,660)	(46)	2,364	148,637

Balance as at March 31, 2018		25,951,311	54,251	(23,927)	558	1,144	32,026
Net loss		-	-	(2,196)	-	-	(2,196)
Cumulative translation adjustment on consolidation of foreign subsidiary		-	-	-	(182)	-	(182)
Total comprehensive income (loss)		-	-	(2,196)	(182)	-	(2,378)
Share-based compensation	4	-	-	-	-	61	61
Share-based compensation on shares vested during the period, issued on business acquisitions	4	-	269	-	-	-	269
Total contributions by, and distributions to, shareholders		-	269	-	-	61	330
Balance as at June 30, 2018		25,951,311	54,520	(26,123)	376	1,205	29,978

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Alithya Group inc. – Interim Condensed Consolidated Financial Statements for the three months ended June 30, 2019 and 2018	| 3

Interim Condensed Consolidated Statements of Comprehensive Loss

	For the three months ended June 30,
(in thousands of Canadian dollars) (unaudited)	2019	2018
	$	$
Net loss	(1,547)	(2,196)
Other comprehensive income (loss)
Items that may be classified subsequently to profit or loss
Cumulative translation adjustment on consolidation of foreign subsidiaries, net of tax	(1,515)	(182)
	(1,515)	(182)
Comprehensive loss	(3,062)	(2,378)

The accompanying notes are an integral part of these interim condensed consolidated financial statements

Alithya Group inc. – Interim Condensed Consolidated Financial Statements for the three months ended June 30, 2019 and 2018	| 4

Interim Condensed Consolidated Statements of Cash Flows

		For the three months ended June 30,
(in thousands Canadian dollars) (unaudited)		2019	2018
	Notes	$	$
Operating activities
Net loss		(1,547)	(2,196)
Items not affecting cash
Depreciation and amortization		3,337	1,716
Amortization of deferred lease inducements		-	(17)
Amortization of finance costs		80	7
Share-based compensation		230	476
Unrealized foreign exchange		17	-
Interest accretion on balances of purchase payable		28	58
Deferred taxes		(927)	(988)
Changes in non-cash working capital items	9	2,939	(261)
		5,704	991
Net cash from (used in) operating activities		4,157	(1,205)

Investing activities
Additions to property and equipment, net of disposals		(740)	(242)
Additions to intangibles		-	(116)
Short-term deposits		(2)	-
Restricted cash		(11)	9
Net cash used in investing activities		(753)	(349)

Financing activities
Line of credit drawn (repaid)		-	4,307
Increase of long-term debt, net of related transaction costs		4,748	2,709
Repayment of long-term debt		(8,911)	(2,956)
Exercise of stock options		13	-
Repayment of lease liabilities		(514)	-
Net cash from (used in) financing activities		(4,664)	4,060

Effect of exchange rate changes		(381)	-
Net change in cash		(1,641)	2,506
Cash, beginning of period		12,801	14,465
Cash, end of period		11,160	16,971
Cash paid (included in cash flow used in operating activities) :
Interest paid		426	256
Income taxes paid		139	195

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Alithya Group inc. – Interim Condensed Consolidated Financial Statements for the three months ended June 30, 2019 and 2018	| 5

Notes to Interim Condensed Consolidated Financial statements for the three months ended June 30, 2019 and 2018

(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables) (unaudited)

1.	Governing statutes and nature of operations

Alithya Group inc. (“Alithya” or the “Company”) (formerly 9374-8572 Québec Inc.) was incorporated on March 8, 2018 under the Business Corporations Act (Quebec). The Company was created for the purpose of the business combination between Alithya Canada Inc. (formerly Alithya Group Inc.) (“Old Alithya”), incorporated on April 2, 1992 under the Companies Act (Québec), now the Business Corporations Act (Québec), Alithya USA, Inc. (formerly Edgewater Technology, Inc.) (“Edgewater”), a corporation governed under the laws of Delaware and previously listed on the NASDAQ Global Market and 9374-8572 Delaware Inc. (“U.S. Merger Sub”), a corporation governed under the laws of Delaware and a wholly-owned subsidiary of the Company. As of the opening of markets, on November 2, 2018, the Company’s Class A subordinate voting shares (the “Subordinate Voting Shares”) commenced trading on the Toronto Stock Exchange (“TSX”) and on the NASDAQ Capital Market (“NASDAQ”) under the symbol “ALYA”.

The Company and its subsidiaries (the “Group”) provide innovative consulting services in the areas of information technology, including systems integration, strategy and expert recruiting services, mainly in the financial services, manufacturing, energy, transportation and logistics, telecommunication, professional services, healthcare and government.

The Company is the Group’s ultimate parent company and its head office is located at 700, De La Gauchetière Street West, Suite 2400, Montréal, Quebec, Canada, H3B 5M2.

2.	Summary of significant accounting policies

These interim condensed consolidated financial statements have been prepared in accordance with the accounting policies adopted in the most recent annual consolidated financial statements for the year ended March 31, 2019, except for the adoption of IFRS 16 - Leases in the current period as detailed below.

The accounting policies have been applied consistently by all Alithya entities.

Basis of Preparation

Statement of Compliance

The Company’s interim condensed consolidated financial statements are presented in Canadian dollars, which is also the parent company’s functional currency. They have been prepared in accordance with IAS 34 - Interim Financial Reporting. They do not include all of the information required in annual financial statements in accordance with IFRS, and should be read in conjunction with the consolidated financial statements for the year ended March 31, 2019.

These interim condensed consolidated financial statements were approved and authorized for issue by the Board of Directors (the “Board”) on August 13, 2019.

Basis of Measurement and Comparative Figures

The interim condensed consolidated financial statements have been prepared on an accrual basis and under the historical cost basis except for certain assets and liabilities initially recognized in connection with business combinations, which are measured at fair value.

Certain figures have been reclassified to conform to the current year presentation.

Alithya Group inc. – Interim Condensed Consolidated Financial Statements for the three months ended June 30, 2019 and 2018	| 6

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED JUNE 30, 2019 AND 2018

(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables) (unaudited)

2.	Summary of significant accounting policies (CONT’D)

New Standards and Interpretations Adopted as at april 1,, 2019

IFRS 16 – Leases

Adoption

IFRS 16 - Leases replaces IAS 17 - Leases along with three interpretations (IFRIC 4 Determining whether an Arrangement Contains a Lease, SIC 15 - Operating Leases - Incentives and SIC 27 - Evaluating the Substance of Transactions Involving the Legal Form of a Lease). The new standard has been applied using the modified retrospective approach, with the cumulative effect of adopting IFRS 16, if any, being recognized in equity as an adjustment to the opening balance of deficit for the current period. Prior periods have not been restated.

In applying IFRS 16 – Leases for the first time, the Group has used the following practical expedients permitted by the standard:

•

applying the definition of a lease from IAS 17 and IFRIC 4, for contracts in place at the date of the initial application, and has not applied IFRS 16 to arrangements that were previously not identified as lease under IAS 17 and IFRIC 4;

•	excluding initial direct costs from the measurement of the right-of-use assets at the date of initial application;
•	measuring the right-of-use assets at an amount equal to the lease liability adjusted for any prepaid or accrued lease payments that existed at the date of transition;
•	relying on the assessment of whether leases are onerous immediately before the date of initial application as an alternative to performing an impairment review;
•

excluding from the recognition of right-of-use assets all leases previously accounted for as operating leases with a remaining lease term of less than 12 months and all leases of low-value assets but to account for the lease expense on a straight-line basis over the remaining lease term;

•	using hindsight, such as in determining the lease term if the contract contains options to extend or terminate the lease; and
•	applying a single discount rate to a portfolio of leases with reasonably similar characteristics.

On transition to IFRS 16, the weighted average incremental borrowing rate applied to lease liabilities recognized under IFRS 16 was 4.16%.

The following is a reconciliation of the financial statement line items from IAS 17 to IFRS 16 at April 1, 2019.

	Carrying amount as at March 31, 2019	Reclassification	Remeasurement	IFRS 16 carrying amount as at April 1, 2019
	$	$	$	$
Right-of-use assets	-	(159)	6,668	6,509
Deferred lease inducements	(159)	159	-	-
Lease liabilities	-	-	(6,668)	(6,668)

Alithya Group inc. – Interim Condensed Consolidated Financial Statements for the three months ended June 30, 2019 and 2018	| 7

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED JUNE 30, 2019 AND 2018

(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables) (unaudited)

2.	Summary of significant accounting policies (CONT’D)

The following is a reconciliation of total operating lease commitments at March 31, 2019 to the lease liabilities recognized as at April 1, 2019.

$
Total operating lease commitments disclosed at March 31, 2019	14,228
Recognition exemptions:
Variable payments	(6,426)
Leases with remaining lease term of less than 12 months	(119)
Operating lease liabilities before discounting	7,683
Discounted using incremental borrowing rate	(1,015)
Total lease liabilities recognized under IFRS 16 at April 1, 2019	6,668

Policy applicable from April 1, 2019

The Group as a lessee

For any new contracts entered into on or after April 1, 2019, the Group considers whether a contract is, or contains a lease. A lease is defined as a “contract, or part of a contract, that conveys the right to use an asset (the underlying asset) for a period of time in exchange for consideration”. To apply this definition the Group assesses whether the contract meets three key evaluations which are whether:

•	the contract contains an identified asset, which is either explicitly identified in the contract or implicitly specified by being identified at the time the asset is made available to the Group;
•

the Group has the right to obtain substantially all of the economic benefits from use of the identified asset throughout the period of use, considering its rights within the defined scope of the contract; and

•

the Group has the right to direct the use of the identified asset throughout the period of use. The Group assesses whether it has the right to direct “how and for what purpose” the asset is used throughout the period of use.

Measurement and recognition of leases as a lessee

At lease commencement date, the Group recognizes a right-of-use asset and a lease liability on the statement of financial position. The right-of-use asset is measured at cost, which is made up of the initial measurement of the lease liability, any initial direct costs incurred by the Group, an estimate of any costs to dismantle and remove the asset at the end of the lease, and any lease payments made in advance of the lease commencement date (net of any incentives received).

The Group depreciates the right-of-use assets on a straight-line basis from the lease commencement date to the earlier of the end of the useful life of the right-of-use asset or the end of the lease term. The Group also assesses the right-of-use asset for impairment when such indicators exist.

At the commencement date, the Group measures the lease liability at the present value of the lease payments unpaid at that date, discounted using the interest rate implicit in the lease if that rate is readily available or the Group’s incremental borrowing rate.

Alithya Group inc. – Interim Condensed Consolidated Financial Statements for the three months ended June 30, 2019 and 2018	| 8

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED JUNE 30, 2019 AND 2018

(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables) (unaudited)

2.	Summary of significant accounting policies (CONT’D)

Lease payments included in the measurement of the lease liability are made up of fixed payments (including in-substance fixed), variable payments based on an index or rate, amounts expected to be payable under a residual value guarantee and payments arising from options reasonably certain to be exercised. The Group has elected not to recognize separately non-lease components of leases for office space (buildings). Accordingly, lease payments and the lease liability include payments relating to lease and non-lease components.

Subsequent to initial measurement, the liability will be reduced for payments made and increased for interest. It is remeasured to reflect any reassessment or modification, or if there are changes in in-substance fixed payments.

When the lease liability is remeasured, the corresponding adjustment is reflected in the right-of-use asset, or net loss if the right-of-use asset is already reduced to zero.

The Group has elected to account for short-term leases and leases of low-value assets using the practical expedients. Instead of recognizing a right-of-use asset and lease liability, the payments in relation to these are recognized as an expense in the interim condensed consolidated statements of operations on a straight-line basis over the lease term.

The Group as a lessor

The Group’s accounting policy under IFRS 16 has not changed from the comparative period.

As a lessor the Group classifies its leases as either operating or finance leases.

A lease is classified as a finance lease if it transfers substantially all the risks and rewards incidental to ownership of the underlying asset, and classified as an operating lease if it does not.

Policy applicable before April 1, 2019

The Group as a lessee

Leases were classified as finance leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee. All other leases were classified as operating leases.

Lease payments under operating leases were charged to the interim condensed consolidated statements of operations on a straight-line basis over the lease term. Operating lease incentives, typically for premises, were recognized as a reduction in the rental expense over the lease term and recorded on the statements of financial position as deferred lease inducements.

Rental income, including contingent rent, from operating leases is recognized over the term of the contract and is reflected in revenue. Contingent rent may arise when payments due under contracts are not fixed in amount but vary based on future amount of usage.

significant management judgement in applying accounting policies and estimation uncertainty

The preparation of these interim condensed consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the amounts reported as assets, liabilities, income and expenses in the interim condensed consolidated financial statements. Actual results could differ from those estimates.

Alithya Group inc. – Interim Condensed Consolidated Financial Statements for the three months ended June 30, 2019 and 2018	| 9

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED JUNE 30, 2019 AND 2018

(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables) (unaudited)

2.	Summary of significant accounting policies (CONT’D)

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which they occur and in any future periods affected.

The judgements, estimates and assumptions applied in the interim condensed consolidated financial statements, including the key sources of estimation uncertainty, were the same as those applied in the Group’s last annual audited consolidated financial statements for the year ended March 31, 2019 except with respect to the application of IFRS 16 - Leases.

3.	Leases

Right-of-use assets

The following right-of-use assets relate to right-of-use real estate.

As at	June 30, 2019
$
Beginning balance as at March 31, 2019	6,509
Depreciation	(496)
Lease inducement allowance	(20)
Exchange rate effect	(52)
Ending balance	5,941

Lease liabilities

As at	June 30, 2019
$
Beginning balance as at March 31, 2019	6,668
Lease payments	(514)
Lease interest	55
Exchange rate effect	(52)
Ending balance	6,157
Current portion	1,635
4,522

Contractual lease payments under the lease liability as at June 30, 2019 are as follows:

As at	June 30, 2019
$
Less than one year	1,872
One to five years	3,244
More than five years	2,002
Total undiscounted lease at period end	7,118

Alithya Group inc. – Interim Condensed Consolidated Financial Statements for the three months ended June 30, 2019 and 2018	| 10

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED JUNE 30, 2019 AND 2018

(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables) (unaudited)

3.	Lease (CONT’D)

Amounts recognized in net loss

Period ended	June 30, 2019
$
Interest on lease liabilities	55
Expenses relating to short-term leases	20
Variable lease payments	423
498

Total cash outflow for leases for the period ended June 30, 2019 was $957,000.

4.	Share capital
	Subordinate Voting Shares		Multiple Voting Shares
	Number of shares	$	Number of shares	$
As at March 31, 2019	48,496,492	183,346	7,168,984	3,515
Share-based compensation on shares vested during the period, issued on business acquisitions	-	102	-	-
Exercise of stock options	4,411	16	-	-
As at June 30, 2019	48,500,903	183,464	7,168,984	3,515

During the three months period ended June 30, 2019, the following transactions occurred:

•

As part of the business acquisition of Alithya Digital Technology Corporation, Class A shares previously issued to employees as share-based compensation on the acquisition date vested during the period. The value of the vested shares for the period ended June 30, 2019 was $82,000.

•

As part of the business acquisition of Pro2p Services Conseils Inc., Class A shares previously issued to employees as share-based compensation on the acquisition date vested during the period. The value of the vested shares for the period ended June 30, 2019 was $20,000.

•	4,411 stock options were exercised and 4,411 Subordinating Voting Shares were issued with a value of $16,000, for cash consideration of $13,000 with $3,000 reclassified from contributed surplus.

Share purchase plan

Under the Company’s share purchase plan, the Group contributes an amount equal to a percentage of the employee’s basic contribution, depending on the position held by the employee. The employee may make additional contributions, for total employee contributions, including basic contributions, of up to 10% of the annual gross salary. However, the Group does not match contributions in the case of such additional contributions. The employee and the Group’s contributions are remitted to an independent administrative agent who purchases Subordinate Voting Shares on the open market on behalf of the employee through either the TSX or NASDAQ. The Group's contribution expense is recognized in share-based compensation.

Alithya Group inc. – Interim Condensed Consolidated Financial Statements for the three months ended June 30, 2019 and 2018	| 11

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED JUNE 30, 2019 AND 2018

(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables) (unaudited)

4.	Share capital (CONT’D)

Long-Term Incentive Plan (the “Plan”)

The Company operates a plan which provides for awards of stock options, restricted shares, restricted share units, performance share units, Deferred Share Units (“DSU”), and share appreciation rights to eligible employees and directors of the Company and its subsidiaries, all of which once exercised or settled result in the issuance of Subordinate Voting Shares.

Stock options

Under the Company’s Plan, the Board may grant, at its discretion, stock options to purchase Subordinate Voting Shares to eligible employees and directors of the Company and its subsidiaries. The Board establishes the exercise price at the time the stock options are granted, where the exercise price must in all cases be not less than the highest closing price of such shares on the TSX or NASDAQ on the business day immediately prior to the grant date. Stock options vest, as set out in the applicable award agreement, between the participant and the Company, which may include performance-based vesting conditions. Vesting is generally four years from the date of grant and the stock options are to be exercised not later than the tenth anniversary of the grant date, except in the event of death, disability, retirement or termination of employment. The Plan provides that the aggregate number of Subordinate Voting Shares issuable pursuant to any type of awards under the Plan shall not exceed 10% of the aggregate number of issued and outstanding Subordinate Voting Shares and Multiple Voting Shares.

The following table presents information concerning the number of stock options granted by the Company.

	Number of shares	Weighted average exercise price
		$
As at March 31, 2019	2,623,542	3.80
Granted	625,500	3.64
Forfeited	(9,534)	6.24
Expired	-	-
Exercised	(4,411)	3.00
As at June 30, 2019	3,235,097	3.76
Exercisable at period end	1,663,097	3.47

Included in the 1,663,097 of stock options exercisable as at June 30, 2019, 863,160 stock options are available to purchase Multiple Voting Shares.

On June 21, 2019, Alithya issued 435,000 and 190,500 stock options, to purchase a total of 625,500 Subordinate Voting Shares, subject to terms set out in the grant letters at an exercise price of $3.64 and $2.76 US dollars, respectively.

The weighted average share price per share of the stock options exercised at the date of exercise was $3.00.

DSU

Under the Plan, the Board, subject to the provisions of the Plan and such other terms and conditions, may grant DSU to obtain Subordinate Voting Shares to qualified employees and directors of the Company and its subsidiaries. The DSU shall be settled on the date as set out in the applicable award agreement, between the participant and the Company, however not earlier than the participant’s termination date. If the agreement does not establish a settlement date then it shall be the 90th day following the participant’s termination date. During the period ended June 30, 2019, no DSU were granted, exercised or forfeited.

Alithya Group inc. – Interim Condensed Consolidated Financial Statements for the three months ended June 30, 2019 and 2018	| 12

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED JUNE 30, 2019 AND 2018

(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables) (unaudited)

4.	Share capital (CONT’D)

Share-Based Compensation

The number of Alithya stock options granted to employees during the year, the related compensation expense recorded, and the assumptions used to determine share-based compensation expense, using the Black-Scholes stock option pricing model, were as follows:

Period ended	June 30,	June 30,
	2019	2018
Compensation expense related to the options granted	$9	-
Number of stock options granted	625,500	-
Weighted average fair value of options granted	$1.25	-
Aggregate fair value of options granted	$779	-
Weighted average assumptions
Share price	$3.64	-
Exercise price	$3.64	-
Risk-free interest rate	2.42%	-
Expected volatility*	30%	-
Dividend yield	-	-
Expected option life (years)	6.1	-
Vesting conditions – time (years)	3.25	-

* Determined on the basis of observed volatility in publicly traded companies operating in similar industries.

5.	Related parties

Operating transactions with shareholders

In the normal course of operations, the Company concluded the following transactions with shareholders exercising significant influence. The transactions have been recorded at the exchange amount, which represents the contractual amount of consideration established and accepted by the related parties.

Period ended	June 30,
	2019	2018
	$	$
Consulting fee revenue*	6,777	13,733

* One of the shareholders exercising significant influence has committed to minimum amounts of revenue and EBITDA over a four-year period ending in July 2020, which may be extended to July 2021 under certain conditions. Should the minimum contracted amounts not be met, the shareholder in question and another one of the shareholders will jointly reimburse Alithya an amount up to $4 million.

As at	June 30,	March 31,
	2019	2019
	$	$
Trade accounts receivable	9,744	9,653

Other expenses concluded with shareholders exercising significant influence included employee benefits and communications expenses. However, these amounts were not significant.

Alithya Group inc. – Interim Condensed Consolidated Financial Statements for the three months ended June 30, 2019 and 2018	| 13

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED JUNE 30, 2019 AND 2018

(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables) (unaudited)

6.	Earnings per share

Period ended	June 30,
	2019	2018
	$	$
Net loss	(1,547)	(2,196)
Allocation of loss net of dividends to shareholders of preferred shares	-	115
Net loss to shareholders of common shares	(1,547)	(2,081)

Weighted average number of common shares outstanding	55,668,094	36,103,457
Basic and diluted loss per share	(0.03)	(0.06)

The stock options mentioned in Note 4 were not included in the calculation of diluted earnings per share since the Company suffered losses and the inclusion of these stock options would have an antidilutive effect.

7.	Additional information on consolidated loss

The following table provides additional information on the consolidated loss:

Period ended	June 30,
	2019	2018
	$	$
Employee compensation costs	49,409	21,272
Tax credits	1,122	910
Selling expenses	10,685	2,776
General and administrative expenses	8,242	5,290
Depreciation of property and equipment	290	221
Depreciation of right-of-use assets	496	-

8.	Financial expenses

The following table summarizes financial expenses:

Period ended	June 30,
	2019	2018
	$	$
Interest on long-term debt	365	242
Interest and financing charges	95	225
Interest on lease liabilities	55	-
Amortization of finance costs	80	7
Interest accretion on balances of purchase payable	28	58
Interest income	(2)	-
	621	532

Alithya Group inc. – Interim Condensed Consolidated Financial Statements for the three months ended June 30, 2019 and 2018	| 14

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED JUNE 30, 2019 AND 2018

(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables) (unaudited)

9.	Supplementary cash flow information

Net change in non-cash working capital items is as follows:

Period ended	June 30,
	2019	2018
	$	$
Accounts receivable and other receivables	(1,170)	(5,158)
Income taxes receivable	(103)	482
Unbilled revenue	1,570	2,863
Tax credits receivable	(1,114)	1,849
Prepaid	(268)	(73)
Accounts payable and accrued liabilities	3,566	(74)
Deferred revenue	458	(150)
	2,939	(261)

10.	Segment and geographical information

The Company has examined its activities and has determined that, based on information received on a regular basis by the decision-makers, that it has a single reportable segment.

Revenues by geographic location

The following table presents total external revenues by geographic location:

Period ended	June 30,
	2019		2018
	$	%	$	%
Canada	39,587	54.8	38,701	93.1
USA	29,321	40.6	-	-
Europe	3,310	4.6	2,873	6.9
	72,218	100.0	41,574	100.0

Long-lived assets by geographic location

The following table presents the total net book value of the Group’s long-lived assets by geographic location:

As at	June 30,		March 31,
	2019		2019
	$	%	$	%
Canada	42,512	32.2	40,451	31.2
USA	85,641	65.0	86,454	66.7
Europe	3,625	2.8	2,619	2.1
	131,778	100.0	129,524	100.0

Alithya Group inc. – Interim Condensed Consolidated Financial Statements for the three months ended June 30, 2019 and 2018	| 15

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED JUNE 30, 2019 AND 2018

(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables) (unaudited)

10.	SEGMENT AND GEOGRAPHICAL INFORMATION (cont’d)

An analysis of the Group’s revenue from customers for each major service category is as follows:

Period ended	June 30,
	2019		2018
	$	%	$	%
System integration and consulting services	70,332	97.4	40,910	98.4
Payrolling services	361	0.5	350	0.8
Software revenue	1,525	2.1	314	0.8
	72,218	100.0	41,574	100.0

For the three months ended June 30, 2018, the Group’s revenues depended on three customers in the consulting division.

Alithya Group inc. – Interim Condensed Consolidated Financial Statements for the three months ended June 30, 2019 and 2018	| 16